Exhibit 99.1

CONFIDENTIAL

LICENSE AGREEMENT

Between

LABOPHARM EUROPE LIMITED

&

ANGELINI LABOPHARM LP

May 20, 2010

In conformity with paragraph 12.2 (3) of National
Instrument 51-102 respecting Continuous Disclosure
Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to payment terms and other confidential commercial terms.

TABLE OF CONTENTS

1.	DEFINITIONS	- 4 -
2.	APPOINTMENT	- 8 -
3.	LICENSE	- 8 -
4.	RESERVED RIGHTS	- 10 -
5.	SUBLICENSES & SUBCONTRACTS	- 10 -
6.	LICENSED PRODUCT SUPPLY	- 11 -
7.	PROMOTION AND MARKETING OF THE LICENSED PRODUCT	- 11 -
8.	CONSIDERATION	- 13 -
9.	BRAND NAME AND TRADEMARKS USE	- 14 -
10.	INTELLECTUAL PROPERTY RIGHTS	- 15 -
11.	LINE EXTENSIONS	- 17 -
12.	CLINICAL DEVELOPMENT, REGULATORY MATTERS AND SAFETY	- 19 -
13.	RECORDS RETENTION & AUDITS	- 20 -
14.	REPRESENTATIONS AND WARRANTIES	- 20 -
15.	CONFIDENTIALITY	- 21 -
16.	DISPUTE RESOLUTION	- 22 -
17.	TERM OF AGREEMENT	- 23 -
18.	GENERAL PROVISIONS	- 26 -

LICENSE AGREEMENT

THIS AGREEMENT made as of the 20th day of May 2010 (the “Effective Date”);

BETWEEN:	LABOPHARM EUROPE LIMITED, an Irish corporation having its place of business at Unit 5 The Seapoint Building, 44-45 Clontarf Road, Dublin 3, Ireland;

( hereinafter “LEL”)

AND:	ANGELINI LABOPHARM LP, an Irish limited partnership, having its place of business at 70 Sir John Rogerson's Quay, Dublin 2 Ireland;

(hereinafter “Licensee”)

WHEREAS LEL is a pharmaceutical company which, among other things, produces a novel formulation of trazodone for the treatment of major depressive disorder;

WHEREAS LEL and Amuchina S.p.A. (“Angelini”) among others have entered into a Partnership Agreement (the “Limited Partnership Agreement”) in relation to Licensee, and into a Joint Venture Master Agreement (the “Joint Venture Master Agreement”) that provides for the various agreements to be entered into with respect to the manufacture, distribution and development of the Licensed Product (as defined below) in the United States of America (the “Territory”);

WHEREAS LEL wishes to appoint Licensee as exclusive Distributor of the Licensed Product in the Territory and to grant accordingly Licensee a license to the Licensed Product and the LEL Intellectual Property (as defined below) solely to allow Licensee to Distribute (as defined below) the Licensed Product in the Territory, to manufacture the Licensed Product being Distributed in the Territory and to develop certain Line Extensions (as defined herein), in accordance with the terms and conditions set out herein;

WHEREAS concomitantly with the execution of this Agreement, LEL and Licensee have entered into a supply agreement providing for the manufacture of the Licensed Product by or on behalf of LEL and its supply to Licensee and/or its authorized sub-licensees by or on behalf of LEL (the “Product Supply Agreement”, attached hereto to form an integral part hereof);

WHEREAS LEL and Aziende Chimiche Riunite Angelini Francesco – A.C.R.A.F S.p.A. (“ACRAF”) have entered into a license agreement in December 2007 (the “December 2007 Agreement”) and that pursuant to the Joint Venture Master Agreement, LEL and ACRAF have agreed to enter into an amendment to the December 2007 Agreement whereby they acknowledge and agree that the commercialization by LEL of the Licensed Product in the Territory shall be made in accordance with this Agreement from the Effective Date;

NOW THEREFORE, in consideration of the mutual covenants and premises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby mutually acknowledged, the parties agree as follows:

1.	DEFINITIONS

For the purposes of this Agreement, the following terms will have the following meanings ascribed thereto:

“Affiliate” means as to any Party, any person, firm, trust, corporation, company or other entity or combination thereof, which directly or indirectly (i) controls a Party, (ii) is controlled by a Party or (iii) is under common control with a Party. Notwithstanding the foregoing and for the purposes of this Agreement, neither Party shall in be considered as an Affiliate of the other Party.

“Brand Name” means the LEL trademark(s) approved from time to time by the applicable regulatory authorities for the Licensed Product in the Territory;

“Confidential Information” of a Party means any information disclosed by one Party or its Affiliates or representatives (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement, whether in writing, orally, in video or electronic form or in the tangible form, (i) which is designated confidential at the time of disclosure, whether orally or in writing, or (ii) which should be considered confidential by its nature and the circumstances surrounding its disclosure;

“Contract Year” means each consecutive twelve (12) month period from January 1st to December 31st during the Term; provided, however, that the first Contract Year shall commence on the Effective Date and end on December 31st of the same calendar year and the last Contract Year shall end on the last day of the Term;

“Contramid®” means LEL’s proprietary chemically modified high-amylose starch;

“Contramid® Technology” means LEL’s proprietary chemically modified high-amylose starch drug delivery technology used in the formulation of the Licensed Product;

“Damages” means all claims, losses, damages, costs, expenses, obligations, liabilities, charges, actions, suits, proceedings, deficiencies, interest, penalties and fines (including costs of collection, reasonable attorneys’ fees and other costs of defense, costs of enforcing indemnification provisions, and reasonable expenses of investigation).

“December 2007 Agreement” has the meaning set forth above;

“Development Agreement” means an agreement entered into by and between the Parties for the development of a Line Extension in accordance with Section 11.

“Development Cost” means the amount equal to the fully burdened costs and expenses, without any additional mark-up, duly documented and invoiced, incurred in relation with the development of   [Redacted]        , including, without limitation, research, development and patenting costs, and not to exceed the fair market value for such costs and expenses.

“Dispute” has the meaning set forth in Section 16.2.

“Distribute” means to promote, market, advertise, offer to sell, sell and otherwise dispose or distribute; and other forms of the word, such as Distribution, Distributing, etc., shall be construed accordingly;

“Effective Date” means the date first set out above;

“FDA” means the U.S. Food and Drug Administration, or any successor agency with responsibilities comparable to those of the U.S. Food and Drug Administration;

“ICC Court” has the meaning set forth in Section 16.2.

“ICC Rules” has the meaning set forth in Section 16.2.

“Intellectual Property Rights” means patents, inventions, rights in designs, trademarks, services marks, copyright, domain names, database rights, know how, trade secrets, Confidential Information, and any other intellectual property and rights thereto, and similar rights, in each case whether or not such rights are registered, or susceptible of registration or statutory protection;

“IP Litigation” has the meaning set forth in Section 10.5;

“IP Rights Defence Costs” means the external costs and expenses related to the IP Litigation;

“LEL Intellectual Property” means all Intellectual Property Rights relating to the Licensed Product owned or controlled by or licensed to LEL or any of its Affiliates, including the Licensed Product Patents and the Licensed Product Trademarks;

“Licensed Product” means the once-daily trazodone hydrochloride tablets in 150 mg and 300 mg dosage strength, developed and manufactured by or on behalf of LEL and its Affiliates, and using the Contramid® Technology, which was approved by the FDA pursuant to New Drug Application number 022411, and any Line Extension developed from time to time (i) under a Development Agreement entered into or deemed to have been entered into by the Parties in accordance with and subject to the terms and conditions of Section 11 hereof, or (ii) by Licensee under this Agreement;

“Licensed Product Patents” means the Patents owned by, controlled by or licensed to LEL or any of its Affiliates in the Territory in respect of the Licensed Product, and as of the Effective Date, the Licensed Product Patents are as set out in Schedule A;

“Licensed Product Trademarks” means the Brand Name and the CONTRAMID® trademark, and any other trademarks owned by or licensed to LEL or any of its Affiliates for use in association with the Licensed Product in the Territory as may be agreed in writing between the parties from time to time, and as of the Effective Date, the Licensed Product Trademarks are as set out in Schedule B;

“Limited Manufacturing License” means the rights and license granted by LEL to Licensee under Section 3.3, subject to the restrictions and terms and conditions set forth in this Agreement;

“Line Extension” means any new products or improvement to the original Licensed Product,
 [Redacted]

“NDA” means the New Drug Application for the Licensed Product in the Territory;

“Net Sales” means, with respect to each Licensed Product, the amount of gross sales of the Product invoiced by Licensee and its Sublicensees to Third Parties for the Territory, after deduction of the following amounts incurred or paid by Licensee or its authorized Sublicensees with respect to such sales of the Licensed Product, during the applicable Contract Year:

(a)	all bona fide Third Party freight, transport and delivery charges payable by customer and which are indicated separately on invoices;

(b)

normal and customary discounts, including chargebacks, trade, cash and quantity discounts, discounts to managed care or similar organizations or government organizations, payments made to group purchasing organizations and similar fees, rebates actually allowed or taken, to the extent directly related to the Licensed Product and to the extent permitted by applicable laws and applicable industry standards;

(c)	credits or allowances actually given or made for rejection of or return of previously sold Licensed Product; and

(d)

any tax, tariff, duty or governmental charge levied on the sales, transfer, transportation or delivery of a Licensed Product to a Third Party, other than income taxes and other taxes and charges of any kind whatsoever which are personal to Licensee or authorized sublicensees thereof;

“Orange Book” means the publication entitled “Approved Drug Products with Therapeutic Equivalence Evaluations” published by the United States Department of Health and Human Services;

“Packaging” means, with its grammatical variations and cognate expressions, all labels, labelling, inserts, containers, including cartons, shipping cases and other like matter used in packaging or accompanying the Licensed Product, including samples packaging;

“Party” means LEL or Licensee and, when used in the plural, means LEL and Licensee;

“Patent” or “Patents” will mean issued patents, unpublished patent applications, published patent applications, and continuation patent applications in the Territory, and any patent issuing therefrom or any patents based thereon in the Territory, as well as any continuing applications, continuations, continuations-in-part, divisions, re-examinations, re-issues, substitutes, renewals or extensions (including patent term extensions) of any of the foregoing patent applications or patents;

“Person” means an individual, partnership, limited partnership, joint venture, trustee, trust, corporation, company, unlimited liability company, unincorporated organization or other entity or a government, state or agency or political subdivision thereof;

“Pharmacovigilance Agreement” has the meaning set forth in Section 12.4;

“Proceeding” means any action, claim, suit or other legal proceeding;

“Product Supply Agreement” has the meaning set forth in the preamble of this Agreement;

“Quality Agreement” means the agreement pertaining to the quality of the Licensed Product manufactured by or on behalf of LEL under the Product Supply Agreement for Distribution in the Territory entered into between LEL and Licensee pursuant to the Product Supply Agreement;

“Schedule” means any schedule to this Agreement, unless otherwise specified herein, and the following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedule	Description
Schedule A	Licensed Product Patents
Schedule B	Licensed Product Trademarks
Schedule C	Product Supply Agreement
Schedule D	Pharmacovigilance Agreement - Form

“Sublicensee” has the meaning set forth in Section5.1;

“Sublicense Agreement” has the meaning set forth in Section 5.1;

“Term” has the meaning set forth in Section 16;

“Territory” means the United States of America;

“Third Party” means any Person other than the Parties and their Affiliates;

“Transition Period” has the meaning set forth in the Product Supply Agreement; and

“Units” has the meaning set forth in the Joint Venture Master Agreement;

“Valid Claim” means a claim of any of the Licensed Product Patent which claim has not been disclaimed, revoked, held invalid by a final unappealable decision of a court of competent jurisdiction or been abandoned and which claim, if issued and not expired, is otherwise enforceable.

2.	APPOINTMENT

2.1

Exclusive Appointment. Subject to the terms and conditions of this Agreement, LEL hereby appoints Licensee, and Licensee hereby accepts such appointment, as LEL’s exclusive distributor in the Territory for the Licensed Product and its Line Extension and, except as provided for otherwise in this Agreement, LEL shall not Distribute the Licensed Product itself in the Territory nor shall LEL appoint any other agents or distributors for the Licensed Product in the Territory.

2.2	Restrictions. For greater certainty, Licensee agrees:

(a)	not to Distribute the Licensed Product as a non-prescription pharmaceutical product;

(b)

not to directly or indirectly Distribute or export the Licensed Product outside of the Territory or knowingly sell, market or distribute the Licensed Product to any Person for resale, marketing, distribution or exportation outside the Territory;

(c)	to refer to LEL all inquiries received by it in connection with the Distribution of the Licensed Product outside the Territory;

(d)	not to modify the Licensed Product or any Packaging;

(e)

that neither Licensee nor any of its Affiliates, will make or cause to be made, or Distribute or caused to be Distributed another extended release trazodone formulation in the Territory. For greater certainty, a Line Extension shall not be considered another extended release trazodone formulation for the purposes of this Section 2.2(e).

3.	LICENSE

3.1	LEL Intellectual Property Rights. Subject to the terms and conditions of this Agreement, LEL hereby grants to Licensee, and Licensee hereby accepts:

(a)

a royalty free, non-transferable, exclusive license, for the Territory and during the Term, under the LEL Intellectual Property, excluding the Licensed Product Trademarks, solely to allow Licensee to import and Distribute the Licensed Product in the Territory for the Term under this Agreement;

(b)

a royalty free, non-transferable, exclusive license, for the Territory and during the Term, under the LEL Intellectual Property, solely to develop Line Extensions not incorporating Contramid® or the Contramid® Technology or other drug delivery platform technologies owned or controlled by or licensed to LEL and its Affiliates.

3.2	Licensed Product Trademarks. Subject to the terms and conditions of this Agreement, LEL hereby grants to Licensee, and Licensee hereby accepts:

(a)

a royalty free, non-transferable, and exclusive (subject to LEL and its Affiliates reserved rights as set forth herein) license to use the Brand Name, in the Territory, solely in connection with the promotion, advertising, marketing and Distribution of the Licensed Product in the Territory for the Term under this Agreement; and

(b)

a royalty free, non-transferable, and non-exclusive license to use the Contramid® trademark solely in connection with the promotion, advertising, marketing and Distribution of Licensed Product incorporating Contramid® or the Contramid® Technology in the Territory for the Term under this Agreement;

(c)

and for clarity, notwithstanding any of the foregoing, it is agreed that LEL and its Affiliates retain and reserve all rights to use the Brand Name for any other purpose than the Distribution of a product in the Territory, such as for any corporate, financial, corporate promotion, business development and investor relations purposes of LEL and its Affiliates.

3.3

Limited Manufacturing License. Subject to the terms and conditions of this Agreement and the Product Supply Agreement, and unless agreed upon otherwise by the Parties with respect to any Line Extension, LEL hereby grants, and Licensee hereby accepts, a non-exclusive, non-transferable, non-sublicenseable, non royalty-bearing license under the Labopharm Intellectual Property, during the Term to manufacture or have manufactured the Licensed Product, but only for Licensed Product to be Distributed in the Territory under this Agreement:

(a)

during the term of the Product Supply Agreement and, to the extent applicable, the Transition Period, in the circumstances, manner and quantities set forth by the Parties under Section 7.4 of the Product Supply Agreement, and solely in accordance with the specifications and quality standards set forth for the Licensed Product under the Quality Agreement, and subject to all other terms and conditions set forth in the Product Supply Agreement; and

(b)

after the expiry of the term of the Product Supply Agreement and, as applicable, the Transition Period as necessary to meet the requirements for the Distribution of the Licensed Product in the Territory under this Agreement.

3.4

Licensee Restrictions. Notwithstanding the foregoing, nothing in this Agreement, including the Product Supply Agreement, shall be deemed to confer any right, license or interest to Licensee to manufacture and/or Distribute Contramid® (except as permitted under Section 3.1(a)), or be interpreted as an authorization by or consent of LEL or its Affiliates to do same.

3.5

LEL Restrictions. In consideration for the payments having been received hereunder by LEL, LEL hereby undertakes, on its behalf and on behalf of its Affiliates, during the Term, (i) not to commercialize, directly or indirectly, any Line Extension developed under a Development Agreement in the Territory other than through the Licensee in accordance with the terms of this Agreement and (ii) not to commercialize, directly or indirectly, any pharmaceutical product containing trazodone in the Territory during the Term.

4.	RESERVED RIGHTS

4.1

Reserved Rights. Subject to the other terms of this Agreement, LEL retains its rights not expressly granted under this Agreement including, without limitation, the right to (i) use and exploit the LEL Intellectual Property outside the Territory; (ii) use the Licensed Product Trademarks, outside the Territory; and (iii) manufacture the Licensed Product in or outside the Territory for the Licensee and outside the Territory for any third party.

5.	SUBLICENSES & SUBCONTRACTS

5.1

Sublicenses. Licensee shall have the right to sublicense the rights granted to Licensee under Sections 3.1 and 3.2 only and subcontract the Distribution rights granted under Section 2, in whole or in part, to any Person (a “Sublicensee”) by entering into a sublicense or subcontract agreement for the Distribution of the Licensed Product in the Territory (each a “Sublicense Agreement”) subject to the prior written consent of LEL prior to entering into such License Agreement, which consent shall not be unreasonably withheld.

5.2

Sublicense Agreement. Licensee shall provide a copy of any Sublicense Agreement to LEL prior to its execution, in order to obtain LEL’s consent required under Section 5.1 above and shall provide a complete copy of the executed Sublicense Agreement to LEL within forty-five (45) days of its execution by Licensee and the Sublicensee.

5.3

Obligations of Sublicensees. All sublicenses granted in accordance with this Section 5 shall impose obligations, responsibilities and standards upon any Sublicensee that, in all material respects, are not less than those imposed hereunder. Each Sublicense Agreement shall specifically reference this Agreement and all rights retained by or required to be granted back to LEL. In addition to the general requirements set forth above, Licensee shall require that a Sublicensee undertakes to maintain relevant books and records as required by applicable law and allows Licensee and LEL to review such books and records and visit Sublicensee’s premises in accordance with the terms and conditions set forth in Section 13.

5.4

Termination. Upon termination of this Agreement as provided herein, any Sublicense Agreement shall thereupon automatically terminate (subject to the Sublicensee’s right to sell any inventory in stock, and to complete and sell any products in process at the time of termination), and Licensee shall cause all Sublicense Agreements to provide for the same.

5.5

Obligations of Licensee. No Sublicense Agreement entered into by Licensee, shall relieve Licensee of any of its obligations under this Agreement. Licensee shall be obligated to use reasonable commercial diligence in monitoring the performance of its Sublicensees and shall be liable for, and indemnify and hold harmless LEL and its Affiliates from and against, and in respect of, any and all Damages imposed on, sustained, incurred or suffered by or asserted against any of them, as a result of violation by a Sublicensee of its obligations related to the LEL Intellectual Property or other obligations under a Sublicense Agreement.

6.	LICENSED PRODUCT SUPPLY

6.1

Supply. During the term of the Product Supply Agreement and the Transition Period, all Licensed Product to be Distributed under this Agreement shall be manufactured and supplied by or on behalf of LEL and Licensee will source the Licensed Product exclusively from LEL in accordance with the terms of the Product Supply Agreement. Notwithstanding the foregoing, Licensee shall have the right to Distribute the Licensed Product in the Territory manufactured by Licensee under the Limited Manufacturing License.

7.	PROMOTION AND MARKETING OF THE LICENSED PRODUCT

7.1

Launch and Promotion. Effective as of and from the Effective Date only, Licensee shall actively Distribute in the Territory Licensed Product that has received the necessary regulatory authorizations, in compliance with all applicable laws.

7.2

Marketing. Save and except as otherwise set out herein, Licensee shall have full responsibility for all aspects of the Distribution of the Licensed Product by it in the Territory including, but not limited to, the absolute discretion in the setting of prices and granting of trade allowances to its customers. Licensee shall keep LEL advised of general market and economic developments that may affect the sale of the Licensed Product in the Territory. In addition, Licensee agrees that at least once during each calendar quarter it shall participate in a strategy/performance review meeting with LEL (at a place and time to be mutually agreed upon by the Parties) during which it shall, without limitation, provide LEL with applicable updates on the matters set forth in this Section 7.2.

7.3

Promotion Standards. Licensee agrees to use its reasonable commercial efforts to Distribute the Licensed Product in the Territory through the use of appropriate methods common to the trade in the promotion of pharmaceutical products and at all times in accordance with applicable laws. Licensee shall be responsible, at its cost, to prepare promotional and training materials reasonably required to promote the Licensed Product for use in the Territory. All promotional representations by Licensee shall be consistent with LEL’s approved Licensed Product prescribing information. Licensee shall not make any medical representation or representations with respect to the Licensed Product contrary to the approved Licensed Product prescribing information or which violates any applicable laws. Licensee shall be fully responsible for ensuring at its cost that its practices and promotional material regarding the Licensed Product used by Licensee in the Territory comply with all applicable laws.

7.4

Quality of Products. Licensee shall ensure that the Licensed Product Distributed by Licensee any Sublicensees shall conform with the quality standards and the specifications agreed to by the Parties under or pursuant to the Product Supply Agreement and the related Quality Agreement.

7.5

Trademarks. Subject to the terms of Section 9.2, Licensee shall only use the Licensed Product Trademarks in Distributing the Licensed Product. Under no circumstances is Licensee authorized to use any trademark or trade name other than the Licensed Product Trademarks in identifying or promoting the original Licensed Product. All uses of the Licensed Product Trademarks shall be made in accordance with the terms of this Agreement, and in particular with the terms of Section 9.

7.6	Sufficient Inventory. Licensee shall ensure that sufficient stocks of the Licensed Product are carried by it to satisfy the demand for the Licensed Product in the Territory.

7.7

Customer Support and Pharmacovigilance. Licensee shall be fully responsible for customer support for commercial matters in respect of all Licensed Product which it Distributes in the Territory. Licensee’s support for the Licensed Product will be consistent with the level of support common to the trade at least as high as that of the leading pharmaceutical product competitor of the Licensed Product. Licensee shall maintain personnel sufficiently knowledgeable with respect to the Licensed Product to answer customer questions regarding the use of the Licensed Product. All such significant issues and questions must be promptly reported to LEL or its designee. Licensee shall be responsible for any and all medical and pharmacovigilance issues which shall be handled by Licensee in accordance with the Pharmacovigilance Agreement and shall manage and facilitate the exchange of pharmacovigilance information between its authorized Sublicensees in different parts of the Territory. All such medical and pharmacovigilance issues received by Licensee shall be promptly directed to LEL as set forth in the Pharmacovigilance Agreement.

7.8

Reputation. Licensee shall not do anything in connection with the Distribution of the Licensed Product which would adversely affect the reputation and goodwill of LEL and its Affiliates or adversely affect the high quality standards and reputation of the Licensed Product including, without limitation, the misbranding, adulteration of the Licensed Product and/or engaging in false or deceptive advertising practices, or non-compliance with any authority or applicable law.

7.9

Licensed Product Studies. Except as provided in Section 7.10, Licensee shall not conduct any studies including, without limitation, pre-clinical, clinical, or marketing studies, nor engage in any laboratory or research and development work with respect to the Licensed Product without LEL’s prior written consent. Licensee shall promptly inform LEL of all data and results generated from any post-marketing studies performed by or on behalf of Licensee pursuant to this Section 7.9.

7.10

Line Extension Studies. Licensee may conduct any studies including, without limitation, pre-clinical, clinical, or marketing studies with respect to any Line Extension without LEL’s prior written consent, provided however that before initiating any such Line Extension studies, Licensee agrees to inform and consult LEL and to give reasonable consideration to LEL’s opinion regarding the opportunity to conduct, scope and framework within which such studies shall be conducted.

8.	CONSIDERATION

	8.1	Consideration. As consideration for the Distribution rights and licenses granted herein, Licensee shall make the following payments to LEL:

		(a)	An upfront payment in the amount of USD 52,000,000 (fifty two million US dollars) payable in the following manner:

i)	[Redacted]

and

ii)	[Redacted]

(together, the “Upfront Fee”);

(b)

Up to an amount of USD 40,000,000 (forty million US dollars) in milestone payments, as further described below (each a “Milestone Payment”), due upon achievement of each of the milestones set forth below:

Milestone	Payment

Upon Net Sales reaching or exceeding [Redacted] in	[Redacted]
a given Contract Year
Upon Net Sales reaching or exceeding [Redacted] in	[Redacted]
a given Contract Year
Upon Net Sales reaching or exceeding [Redacted]	[Redacted]
in a given Contract Year
Upon Net Sales reaching or exceeding [Redacted]	[Redacted]
in a given Contract Year
TOTAL:	USD 40 million

8.2

Payments. Each payment under this Section 8 is non-refundable. Milestone Payments shall be payable within forty-five (45) days of the end of the month during which a particular milestone is achieved. LEL will send its monthly invoice for the amount of reimbursable IP Rights Defence Costs incurred during each month, and such amount will be due and payable within thirty (30) days of the invoice date. All payments due to LEL under this Agreement will be made by wire transfer, cheque or other instrument approved by LEL in US dollars in the requisite amount to a bank account as LEL may from time to time designate.

8.3

Interest. In the event that any payment due to LEL is not paid when due, interest will accrue on any overdue amount and be charged against Licensee at the rate of [Redacted] more than the prime rate of interest per annum reported by the Wall Street Journal for the date on which such payment was due, or the maximum rate permitted by law, whichever is less.

9.	BRAND NAME AND TRADEMARKS USE

9.1

Trademarks Use. All uses of the Licensed Product Trademarks by Licensee shall conform in terms of style, design and appearance to the reasonable direction and standards provided by LEL from time to time. In all instances, Licensee shall indicate clearly that LEL or its Affiliates (as indicated by LEL) is the owner of the Licensed Product Trademarks and that they are being used by Licensee under license from LEL or its Affiliates.

9.2

Brand Name and Contramid®. Licensee shall use the Brand Name as the brand name for the Licensed Product Distributed in the Territory. Notwithstanding the foregoing, Licensee shall be entitled to use other brand names of its choice for any Licensed Product which is a Line Extension, provided that such brand name does not incorporate or is not similar or confusingly similar with any of the Licensed Product Trademarks. All training and promotional materials and other materials and information regarding the Licensed Product containing Contramid® or the Contramid® Technology, such as the materials referred to in Section 9.1, shall bear the following (or a similar) statement, unless not permitted under the Applicable Laws of the Territory: “incorporating the Contramid® technology under license from Labopharm”.

9.3

Domain names. Licensee will inform LEL of all domain names used or to used with respect to the Licensed Product. Licensee will not register any domain names which are similar to or incorporate in their name the Licensed Product Trademarks in whole or in part. Licensee agrees that any domain name which similar to or incorporates, in whole or in part, Licensed Product Trademarks be owned and registered by LEL and/or its Affiliates. If the Licensee wants to a domain name which incorporates the Brand Name, in whole or in part, for Distribution of the related Licensed Product under this Agreement, it shall inform LEL which shall arrange for its registration in LEL or its Affiliates name and Licensee shall be entitled to use freely such domain name. Licensee shall reimburse LEL of all expenses incurred for the registration and renewal of such domain names by LEL or its Affiliates. Licensee shall be responsible for the of any domain name in relation with the Distribution of the Licensed Product such use shall be in accordance with the terms and conditions of this Agreement

9.4

Goodwill. Licensee shall not use the Licensed Product Trademarks in a manner or do anything which could, in LEL’s reasonable opinion, impair or adversely affect the image of the Licensed Product Trademarks or the reputation of LEL otherwise damage the goodwill attached to the Licensed Product Trademarks Licensee shall not use, apply for registration or register any trademark or service mark which is similar or could cause confusion with the Licensed Product Trademarks. Licensee agrees not to challenge the ownership rights of LEL and/or its Affiliates in the Licensed Product Trademarks.

10.	INTELLECTUAL PROPERTY RIGHTS

10.1

Property of LEL. Licensee hereby acknowledges and agrees that the LEL Intellectual Property is and shall remain the property of LEL and/or its Affiliates and Licensee will use the LEL Intellectual Property only in accordance with the rights granted herein.

10.2

No claim of rights. Licensee further agrees that Licensee or its Affiliates will not claim for itself any right, title, covenant, or interest in or to any of the LEL Intellectual Property except for the rights granted under this Agreement nor challenge its ownership by LEL and/or its Affiliates.

10.3

IP prosecution. LEL agrees to prosecute, and maintain the Licensed Product Patents and the License Product Trademarks in the Territory. In prosecuting the Licensed Product Patents, LEL shall have full responsibility for, and control over the preparation, application, prosecution and maintenance of the License Product Patents, in the Territory, acting reasonably, in good faith and in the best interest of the Distribution of the Licensed Product in the Territory. Licensee shall give (and procure that its Affiliates and authorized Sublicensees shall give), if applicable, all commercially reasonable assistance requested by LEL in such activities. LEL shall pay all fees required by the United States Patent and Trademark Office to maintain in force the Licensed Product Patents on or before the fifth (5th ) day preceding the date on which such payment becomes due and shall provide to Licensee written confirmation that such payment has been made promptly thereafter.

10.4

Infringement, claims and complaints. Each Party shall notify the other promptly of any of the following events which may come to its attention: (i) actual, threatened or suspected infringement of the LEL Intellectual Property or passing off by a Third Party of the Licensed Product Trademarks; (ii) any unfair competition, inappropriate or unauthorized use, disparagement or other tortious act by any Third Party in relation to the Licensed Product; (iii) any allegation or complaint made by a Third Party that the Licensed Product Patents or Licensed Product Trademarks are invalid or that the Distribution of the Product in the Territory or use of the Licensed Product Trademarks in the Territory infringes the rights of a Third Party; or (iv) any allegations or complaint that the use of the Licensed Product Trademarks causes deception or confusion to the public; or any other form of claims concerning the LEL Intellectual Property or its use.

10.5

Infringement of LEL Intellectual Property. In the event of any actual, threatened or suspected infringement of the LEL Intellectual Property or passing off by a Third Party of the Licensed Product Trademarks in the Territory, LEL and/or its Affiliates, as applicable, shall have the sole right (but not the obligation) to institute any Proceedings against such Third Party (an “IP Litigation”), through attorneys of LEL’s choosing, to defend such LEL Intellectual Property; provided, however, that the choice of attorneys so employed by LEL or its Affiliates shall be subject to the approval of Licensee which approval shall not be unreasonably refused or delayed, failing which Licensee shall be deemed having approved such choice. If LEL believes it reasonably necessary, upon written request to Licensee, Licensee shall join as a party to the IP Litigation but shall be under no obligation to participate except to the extent that such participation is required as the result of it being a named party to the IP Litigation. Licensee shall have the right to participate and have its own representation in any such IP Litigation at its sole cost and expense, subject to Section 10.6.

10.6	IP Litigation. In relation to any IP Litigation instituted under Section 10.5:

(a)	LEL shall report quarterly to Licensee on all outstanding IP Litigation;

(b)

LEL shall have sole conduct and control of IP Litigation, including the right to approve any final settlement of such IP Litigation, provided however that LEL shall not enter into any final settlement of IP Litigation without the prior approval of Licensee, which approval shall not be unreasonably delayed or refused, as long as Licensee is in compliance with its obligations under Section 10.7;

(c)

LEL and Licensee will share, proportionately to the amount of IP Right Defence Costs they have funded, all amounts of damages, penalties, costs or other financial advantages or compensations received as a result of a court decision, mediation or a settlement of any IP Litigation;

(d)	Licensee shall execute all necessary and proper documents and take all other appropriate action to allow LEL to institute and prosecute such IP Litigation; and

(e)	Licensee shall provide reasonable assistance to LEL and shall reasonably cooperate in any IP Litigation at LEL’s request without expense to LEL.

10.7	IP Rights Defence Costs. [Redacted]

10.8	Licensee’s Right to conduct IP Litigation. [Redacted]

11.	LINE EXTENSIONS

11.1

Development of Line Extensions. Until the expiration of the last to expire Valid Claim of any Licensed Product Patents owned by LEL or its Affiliates, whenever a Party has a proposal for the development of any Line Extension, such Party shall submit a Development Request to the other Party for such Line Extension. Within sixty (60) days of being notified of such Development Request, the other Party shall submit a proposal at industry standard terms and conditions for the development of such Line Extension. The compensation payable for such development of a Line Extension shall be as provided under Section 11.3. [Redacted]      LEL shall have the right to subcontract the development of any Line Extension under a Development Agreement to its Affiliates or a Third Party developer.

11.2

Exception. Notwithstanding the provisions of Section 11.1, Licensee shall have the right to develop, or have developed by a Third Party developer, any Line Extension that does not incorporate Contramid®, the Contramid® Technology or other drug delivery platform technologies owned or controlled by or licensed to LEL and its Affiliates without complying with the procedure set forth in Section 11.1.

11.3	Compensation of LEL. With respect to any Line Extension developed under a Development Agreement, the Parties agree that:

(a)	[Redacted]

(b)	[Redacted]

(c)	[Redacted]

11.4

Failure to agree. In the event that LEL and Licensee have not reached an agreement on the Development Costs relating to a Development Request sent by a Party at the end of the period ending one hundred and eighty (180) days after the date on which the other Party has been notified of such Development Request:

	(a)	in the event that, at such date, LEL still holds an ownership interest in Licensee, then the Parties agree that the matter shall be submitted to arbitration in accordance with Section 16 hereof; or

	(b)	in the event that, at such date, LEL no longer holds an ownership interest in Licensee, [Redacted]

11.5	[Redacted]

11.6

Intellectual Property on Line Extensions. Any Intellectual Property Rights relating to a Line Extension developed under a Development Agreement shall be the sole property of LEL and/or its Affiliates. Upon payment of the Development Costs by Licensee, (i) any Line Extension developed and completed by LEL or its Affiliates or any of its Third Party subcontractor under a Development Agreement shall be deemed a Licensed Product, all Intellectual Property Rights relating thereto shall be deemed LEL Intellectual Property under this Agreement, and (ii) LEL and its Affiliates and Angelini and its Affiliates shall have a royalty-free right to use such Line Extension in the Labopharm Territory and the Angelini Territory (as defined in the December 2007 Agreement) respectively, at the terms and conditions of the foregoing.

12.	CLINICAL DEVELOPMENT, REGULATORY MATTERS AND SAFETY

12.1

NDA Ownership. Shortly after the Effective Date, LEL will transfer ownership of the existing NDA to Licensee. The Parties agree that Licensee shall be entitled to and responsible for filing new drug applications in the Territory for any Line Extension.

12.2

Maintaining regulatory approval. Licensee will be responsible for the payment of the regulatory fees of the Licensed Product in the Territory during the Term, if any, and to do all things required by the FDA or the applicable law, for the maintenance, renewal or amendment of the Licensed Product regulatory authorization in the Territory. After the transfer of the NDA, Licensee shall be responsible for the listing, in the Orange Book, of all Licensed Product Patents, in accordance with applicable laws, and after consultation with LEL.

12.3	Regulatory obligations. Licensee will be solely responsible for all regulatory obligations relating to the NDA and the Licensed Product.

12.4

Safety Data Exchange. The Parties will enter into an agreement pertaining to the exchange of safety data and reporting of safety issues with respect to the Licensed Product substantially in the form of the Agreement attached hereto as Schedule D (the “Pharmacovigilance Agreement”).

13.	RECORDS RETENTION & AUDITS

13.1

Records. Licensee shall keep complete and accurate books of account in accordance with GAAP (generally accepted accounting principles) and records pertaining to its obligations provided herein, including without limitation the sales achieved and inventory of the Licensed Product, for a period of at least seven (7) years after the termination or expiry of this Agreement or such longer period as may be required by applicable laws, and in sufficient detail to permit LEL to calculate and audit the payments due to LEL under this Agreement and to confirm that Licensee has performed its obligations under this Agreement.

13.2

Audits. During the Term of this Agreement and thereafter, Licensee shall allow LEL and/or authorized representatives, on reasonable notice, which in any case shall not be less than ten (10) business days, and during normal business hours, access to Licensee’s records in order to verify Licensee’s compliance with this Agreement. With respect to Net Sales, if the audit reflects an underassessment of Net Sales reported to LEL that is equal to or greater than five (5%) percent of the actual Net Sales, LEL shall be entitled to have Licensee pay the reasonable out- of-pocket costs incurred by LEL to retain any representatives to conduct such audit. This obligation shall also apply to Sub-licensees.

14.	REPRESENTATIONS AND WARRANTIES

	14.1	By Licensee. Licensee hereby represents and warrants to LEL as follows:

(a)

It is duly organized and is validly subsisting and in good standing in all respects under applicable laws of the jurisdiction in which Licensee is incorporated and is duly licensed, registered and qualified to perform its obligations under this Agreement;

		(b)	It has the legal right, full power and authority to execute, deliver and perform this Agreement;

(c)

This Agreement is legally binding upon it and enforceable in accordance with its terms, and the execution, delivery and performance of this Agreement by it does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it.

14.2	By LEL. LEL represents and warrants to Licensee that:

(a)

LEL is a company duly incorporated, organized and validly subsisting and in good standing in all respects under the laws of the jurisdiction in which LEL is incorporated and has the corporate power and is duly licensed, registered and qualified to perform its obligations under this Agreement;

	(b)	LEL has legal right, full power and authority to execute, deliver and perform this Agreement;

(c)

This Agreement is legally binding upon LEL and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by LEL does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound, nor violate any material law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it;

	(d)	LEL has not granted rights to any Person to Distribute the Licensed Product in the Territory, except for the rights granted to Licensee under this Agreement;

(e)

As of the Effective Date, LEL and its Affiliates are the direct and exclusive co-owners of all Licensed Product Patents and do not license such License Product Patents from any other Person, except from ACRAF as set forth in Schedule A, and they have the right to bring actions for the infringement of the Licensed Product Patents, except as set forth in Schedule A, should there be alleged infringement by a Third Party related to the Licensed Product.

(f)

To the best of LEL’s knowledge, as of the Effective Date, (i) neither the Licensed Product nor the LEL Intellectual Property are the subject of any Proceeding, threatened Proceeding or claim of infringement and (ii) LEL has not received any notice that the Licensed Product, its manufacture or its use infringes the Intellectual Property Rights of a Third Party.

15.	CONFIDENTIALITY

15.1

Confidentiality. All Confidential Information furnished by or on behalf of the Disclosing Party to the Receiving Party in connection with this Agreement or with any proposal to or from or any negotiation between the Parties shall be kept confidential by the Receiving Party, except for purposes authorized by this Agreement, and the Receiving Party shall not use for itself or others, or disclose Confidential Information to any Person unless previously authorized in writing by the Disclosing Party to do so; provided, however, that the Receiving Party may disclose the same to its directors, officers and employees who require the Confidential Information for the purposes contemplated by this Agreement, provided that (a) such directors, officers and employees are made aware of, and agree to be bound by the provisions of this Section 15 and (b) the Receiving Party shall be responsible for all violations of this Agreement by such directors, officers and employees.

15.2

Exclusion. The restrictions imposed by this Section 15 shall not apply to the disclosure of Confidential Information which: (a) is now, or which hereafter, through no act or failure to act on the part of the Receiving Party, becomes generally known or available to the public without breach of this Agreement; (b) is known to the Receiving Party at the time of disclosure of such Confidential Information provided that the Receiving Party can satisfactorily demonstrate such prior knowledge and that such knowledge was not gained from third parties through breach of secrecy; (c) is hereafter furnished to the Receiving Party in good faith by a Third Party without breach by such Third Party, either directly or indirectly, of an obligation of secrecy to the Disclosing Party; or (d) is approved for use or disclosure by written authorization of the Disclosing Party.

15.3

Disclosures Required under Applicable Laws. Notwithstanding the terms of this Section 15, the Receiving Party shall be entitled to disclose the Confidential Information to the extent required by applicable laws provided that it provides the Disclosing Party with written notice that the Confidential Information is proposed to be disclosed sufficiently in advance of the proposed disclosure so as to provide the Disclosing Party with reasonable opportunity to seek to prevent the disclosure of or to obtain a protective order for the Confidential Information, and provided further that the Receiving Party makes any required disclosures in consultation with the Disclosing Party and only discloses that portion of the Confidential Information which is legally required.

15.4

No License. Except as provided herein, this Agreement in no way confers on the Receiving Party any right or license of any kind regarding any Confidential Information of a Disclosing Party and no right or license under any patent, patent application, copyright or trademark is granted, or to be construed as being granted, to the Receiving Party.

16.	DISPUTE RESOLUTION

16.1

Notice; Negotiation. Any dispute, disagreement, controversy or claim arising out of or in connection with this Agreement shall be referred to the Chief Executive Officers (CEOs) of the Parties who shall meet within thirty (30) days of receipt of said notice of dispute, to attempt to resolve such dispute, disagreement, controversy or claim within such thirty (30) day period, subject to obtaining any necessary corporate approvals of such resolution.

16.2	Arbitration.

(a)

Any dispute, difference, disagreement, controversy or claim arising out of or in connection with this Agreement not resolved pursuant to the process contemplated by Section 16.1 (“Dispute”) including any question regarding its existence, negotiation, interpretation, application, performance, breach, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators. The arbitration shall commence at the expiration of the thirty (30) day period contemplated by section 16.1, unless the Parties otherwise agree. On or prior to the expiration of such thirty (30) day period, each party shall nominate one arbitrator. The two (2) arbitrators so nominated shall appoint the presiding arbitrator. If either party fails to nominate an arbitrator by the end of the thirty (30) day period referred to in section 16.1, such arbitrator shall be appointed by the ICC International Court of Arbitration (“ICC Court”). If the two (2) arbitrators nominated by the Parties fail to agree upon a third arbitrator within thirty (30) days of the appointment of the second arbitrator, the presiding arbitrator shall be appointed by the ICC Court.

(b)

Notwithstanding section 16.1, where the amount in Dispute is less than one million U.S. dollars (US$1,000,000) exclusive of interest and costs, the Dispute shall be finally settled under the ICC Rules by a sole arbitrator appointed in accordance with such Rules.

	(c)	The arbitration shall take place in New York, New York.

16.3

Costs of the Arbitration. Each of the Parties shall bear one-half of the costs of the arbitration, including the fees and expenses of the arbitrator(s) and any expert appointed by the arbitrator(s), and each party shall bear all legal and other costs incurred by it in connection with the arbitration.

17.	TERM OF AGREEMENT

	17.1	Term. Unless earlier terminated pursuant to the provisions of this Agreement, this Agreement will have a term of fifty (50) years (the “Term”).

17.2

Termination for Default. Without prejudice to any of its other rights, powers or remedies, each Party may give notice in writing to the other Party (the “Defaulting Party”) terminating this Agreement with immediate effect if:

(a)

the Defaulting Party commits any material breach of any of the terms of this Agreement and either such breach is not capable of remedy or, if capable of remedy, is not remedied or in the process of being remedied within sixty (60) days of the Defaulting Party being notified in writing of the breach and being required to remedy it, provided that such notification contains sufficient detail to enable the Defaulting Party to determine the nature of the alleged breach sufficient to remedy it, if remediable; or

(b)

the Defaulting Party becomes the subject of a voluntary or involuntary petition in bankruptcy or any proceeding relating to insolvency, receivership, liquidation, composition for the benefit of creditors or anything analogous to any of the events hereby specified occurs in relation to the Defaulting Party under the laws of any applicable jurisdiction for those purposes, if that petition or proceeding is not dismissed within sixty (60) days after filing (other than for the purpose of a solvent amalgamation or reconstruction.

17.3

Termination by LEL in case of LEL Intellectual Property Challenge. Without prejudice to any other rights or recourses LEL may have against Licensee, LEL may terminate the distribution rights and licenses granted herein to Licensee by written notice if Licensee, one of its Affiliates contests or challenges, directly or indirectly, alone or in association with others, the validity of any of the LEL Intellectual Property.

17.4

Product Permanent Withdrawal. Licensee shall have the right to terminate this Agreement with respect to any Licensed Product with immediate effect by giving notice in writing to the other Parties in the event that such Licensed Product is permanently withdrawn from the market in the Territory due to significant safety concerns resulting in a permanent revocation of the marketing authorization.

17.5	Termination of rights. All other rights and licenses of Licensee under this Agreement and all Sublicense Agreements shall terminate on the date of termination or expiry of this Agreement.

17.6	Accrued rights and liabilities. Termination or expiry of this Agreement shall be without prejudice to any rights or liabilities accrued to any Party at the date of such termination or expiry.

17.7	Sale of Inventory. Upon termination or expiry of this Agreement:

(a)

Licensee shall promptly provide LEL with a written notice stating the inventory of all the Licensed Product, which inventory LEL may re- purchase from Licensee, as the case may be, for the original purchase price thereof, in the case of Licensed Product, at LEL’s sole option. Should LEL decide not to exercise this option, or fail to give notice of its intention to exercise the option within thirty (30) days of the date of receipt by LEL of Licensee’s notice of said inventory, and except in the case of early termination of this Agreement resulting form a breach or default by Licensee, Licensee may sell off its inventory of Licensed Product within six (6) months after the effective date of termination or expiry of this Agreement. Thereafter Licensee shall promptly return all remaining stock of the Licensed Product to LEL at the expense of Licensee, or otherwise dispose of such stocks as LEL may instruct.

(b)

Except for the purposes of selling stock pursuant to Section 17.7(a), Licensee shall immediately discontinue and permanently refrain from any use of any product literature, promotional material or written materials bearing the Licensed Product Trademarks and/or associated with the Licensed Product and shall cease to hold itself out as an authorized distributor of the Licensed Product;

(c)

Except for the purposes of selling stock pursuant to Section 17.7(a), Licensee shall immediately at its expense destroy any and all promotional material and all other materials relating to the Licensed Product and/or LEL Intellectual Property, including materials constituting Confidential Information of LEL or containing Licensed Product Trademarks in its possession or control, and provide evidence of such destruction by affidavit sworn by an officer of Licensee, except where LEL requests return of such Confidential Information; and

	(d)	Licensee shall immediately pay all amounts owing by it to LEL under this Agreement.

17.8

Assignment and transfer to LEL. Immediately upon termination of Licensee’s right to Distribute the Licensed Product in the Territory, Licensee shall take all necessary steps to promptly transfer and assign to LEL (or LEL’s nominee), at Licensee’s expense, all documents then in Licensee’s possession required for the Distribution of the Licensed Product in the Territory, all data, including clinical data, materials and information related to the Licensed Product, all regulatory filings related to the Licensed Product (such as INDs and drug master files), all regulatory approvals (including pricing and reimbursement approvals), licenses, registrations and authorizations of any applicable regulatory authority in the Territory related to the Product as well as all clinical trial agreements related to the Licensed Product (to the extent assignable), to the extent permitted under applicable laws. In the event of such an assignment, Licensee shall, at LEL’s request and expense, deliver, execute and/or cause to be delivered and executed, all such assignments, consents, documents or further instruments of transfer or license, and take or cause to be taken all such actions as may be necessary to effect such transfer.

17.9

Liability. Without limiting any Party’s rights, powers and remedies under this Agreement, no Party will, solely by reason of the expiry or termination of this Agreement, be liable to the other for compensation, reimbursement or Damages on account of any loss of prospective profits or anticipated sales or on account of expenditures, investments, leases, or commitments made in connection with this Agreement or the anticipation of extended performance under this Agreement.

17.10

Survival. Upon termination, such provisions of this Agreement as by their nature and content are intended to survive such termination are hereby declared to so survive. Any termination of this Agreement will not affect any right or claim hereunder that arises prior to such termination, which claims and rights will survive any such termination.

18.	GENERAL PROVISIONS

18.1

Assignment. Neither party may assign this Agreement or its rights or obligations hereunder, in whole or in part, without the prior written approval of the other party, except that LEL may, without the consent of Licensee, freely sell, transfer or assign this Agreement or rights and obligations hereunder to an Affiliate, so long as such Affiliate agrees in writing to be bound by the terms of this Agreement.

18.2

Severability. If any provision of this Agreement is held by a court or arbitrator of competent jurisdiction to be illegal or unenforceable, this will not affect in any way the application and enforcement of other provisions of this Agreement. The Parties will negotiate in good faith with a view to the substitution thereof of a suitable and equitable solution so as to render such provision or provisions valid and enforceable in a manner which will most nearly and fairly approach the intent and purpose of the invalid provision. If it is not possible to so modify such a provision, then that provision will be severed from this Agreement, and the remaining provisions will continue in force.

18.3

Entire Agreement. This Agreement together with any Schedule constitutes the entire agreement between the Parties with respect to the subject matter herein. The Parties hereto acknowledge that there is no representation, warranty, agreement or understanding between them or supported hereby other than as expressed herein. The terms and conditions of this Agreement supersede all previous agreements, proposals, negotiations and other communications between the Parties, whether written or oral, with respect to the subject matter herein. No amendment or variation to this Agreement will be binding upon either Party hereto unless made in writing and signed by an authorized officer of each Party. This Agreement will inure to the benefit of and be binding upon the permitted assigns, and the Affiliates of the Parties hereto.

18.4

Further Assurances. The Parties agree to execute, acknowledge and deliver such other instruments, and to do and perform all such other acts, as may be necessary or appropriate in order to give full effect to this Agreement and carry out the purposes and intent thereof.

18.5

Non-Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of a breach by any other Party of any of its obligations pursuant to this Agreement will be a waiver of any subsequent breach of any other covenant, obligation or agreement, nor will any failure to seek a remedy for any breach be a waiver of any rights and remedies with respect to such or any subsequent breach.

18.6

Notices. All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given and received if delivered personally, by courier (charges prepaid) or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

if to Licensee:

c/o Matheson Ormsby Prentice
70 Sir John Rogerson’s Quay,
Dublin 2, Ireland
Attention: Fergus Bolster

Telecopier No.: + 353 1 232 3333
With copy to: +39 06 78053272

if to LEL:

Unit 5 Seapoint Building
44-45 Clontarf Road
Dublin 3, Ireland
Attention: Managing Director

Telecopier No.: +353 1 854 0144

With copy to: Legal Department, +1 450 686 9141

Any notice or other communication given personally or by courier (charges prepaid) shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such delivery is made after 5:00 p.m. on a business day or unless such day is not a business day, in which cases the notice or other communication shall be deemed to have been given and received upon the immediately following business day.

18.7

Public Announcements and Publications. Except as required by law, governmental regulation or by the requirements of any securities exchange on which the securities of a Party are listed, no Party to this Agreement will make, or cause to be made, any press release or public announcement in respect of the terms or existence of this Agreement, or otherwise communicate with any news media without the prior written consent of the other Party.

18.8

Governing Law. This Agreement, including the interpretation, performance, enforcement, breach or termination thereof and any remedies relating thereto, will be governed by and interpreted in accordance with the internal laws of England and Wales, without regard to the conflicts of law rules of such jurisdiction.

18.9

Counterparts. This Agreement will become binding when any one or more counterparts hereof, individually or taken together, will bear the signatures of each of the Parties hereto. This Agreement may be executed in any number of counterparts, each of which will be deemed an original as against the Party whose signature appears thereon, but all of which taken together will constitute but oneand the same instrument. Each Party may execute this Agreement by facsimile transmission. In addition, facsimile signatures of authorized signatories of any Party will be deemed to be original signatures and will be valid and binding, and delivery of a facsimile signature by any Party will constitute due execution and delivery of this Agreement.

18.10

Independent Contractors. The relationship of the Parties established by this Agreement is that of independent contractors, and nothing contained in this Agreement will be construed (i) to give either Party the power to direct or control the day to day activities of the other or (ii) to constitute the Parties as partners, joint venturers, co-owners or otherwise as participants in a joint or common undertaking.

[Intentionally left blank. Next page is signature page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives effective the Effective Date.

SIGNED and DELIVERED by, for, and on behalf of
ANGELINI LABOPHARM LP
by ANGELINI LABOPHARM MGP LIMITED
in its capacity as managing general partner of
ANGELINI LABOPHARM LP
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

SIGNED and DELIVERED by
LABOPHARM EUROPE LIMITED
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

[License Agreement]

SCHEDULE A

LICENSED PRODUCT PATENTS

1- Patents and applications owned by LEL and /or its Affiliates

Patent	Country	Application/Patent	Status
Number
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]	[Redacted]

2- Patents and applications under license from ACRAF*

International	International Filing	Title	Date of grant of the
Application Number	Date		patent (if granted)
[Redacted]	[Redacted]	[Redacted]	[Redacted]

__________________________________
* Under responsibility of ACRAF. See the “Manufacturing and Supply Services Agreement for Trazodone (API)” entered into between LEL and ACRAF as of even date herewith.

SCHEDULE B

LICENSED PRODUCT TRADEMARKS

Trademark	Country	Registration	Serial
		Number	Number
[Redacted]	UNITED STATES OF AMERICA	[Redacted]	[Redacted]
[Redacted]	UNITED STATES OF AMERICA	[Redacted]	[Redacted]
[Redacted]	UNITED STATES OF AMERICA	[Redacted]	[Redacted]

SCHEDULE C

PRODUCT SUPPLY AGREEMENT

Please see attached.

SCHEDULE D

PHARMACOVIGILANCE AGREEMENT - FORM

Please see attached.

[Redacted]